As Filed with the Securities

and Exchange Commission

on August 5, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-6B-2

Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by: ScottishPower plc, PacifiCorp or subsidiaries

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.	Type of security or securities: PacifiCorp Common Stock, no par value

2.	Issue, renewal or guaranty: (New Issues) Common Stock.

3.	Principal amount of each security: 11,737,090 shares ($125,000,000)

4.	Rate of interest per annum of each security: Not applicable

5.	Date of issue, renewal or guaranty of each security: July 21, 2005

6.	If renewal of security, give date of original issue: Not applicable.

7.	Date of maturity of each security: Not applicable.

8.	Name of the person to whom each security was issued, renewed or guaranteed: PacifiCorp Holdings, Inc.

9.	Collateral given with each security, if any: None.

10.	Consideration received for each security: Consideration is proceeds amount.

11.	Application of proceeds of each security: General corporate funds for use in ordinary course of business.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)	the provisions contained in the first sentence of Section 6(b):

b)	the provisions contained in the fourth sentence of Section 6(b):

c)	the provisions contained in any rule of the commission other than Rule U-48: /x/

13.	If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) are not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of Section 6(b). Not applicable

14.	If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss. 250.48, P. 36,621] designate the rule under which exemption is claimed. Rule 52.

Scottish Power plc

By:	/s/ Simon Lowth
Simon Lowth
Executive Director, Finance and Strategy

Date: August 5, 2005